Exhibit 21.1

SUBSIDIARIES OF BRILLIA INC.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
PT Mirae Asia Pasifik	Indonesia	December 8, 2015	99.9%
Bra Pro Limited	British Virgin Islands	December 14, 2011	99.9%
BrilliA Holdings (Singapore) Pte. Ltd.	Singapore	December 5, 2023	100%